Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2020

1.	Important Notice

1.1.

The Board of Directors, the Supervisory Committee and the Directors, Supervisors and Senior Management of PetroChina Company Limited (the “Company”) warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2.	This quarterly report has been approved at the eighth meeting of the Board of Directors of the Company in 2020. All Directors have attended the meeting of the Board of Directors.

1.3.

Mr. Dai Houliang, Chairman of the Board of Directors of the Company, Mr. Duan Liangwei, Director and President of the Company, and Mr. Chai Shouping, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

1.4.

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements for the third quarterly report of the Company is unaudited.

2.	Basic Information of the Company

2.1	Key Financial Data
2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,566,644	2,732,910	(6.1)
Equity attributable to owners of the Company	1,210,287	1,230,156	(1.6)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	163,303	239,396	(31.8)

						Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2020	2019	Changes over the same period of the preceding year (%)	2020	2019	Changes over the same period of the preceding year (%)
Revenue	497,125	618,143	(19.6)	1,426,170	1,814,402	(21.4)
Profit attributable to owners of the Company	40,050	8,830	353.6	10,067	37,253	(73.0)
Return on net assets (%)	3.31	0.72	2.59 percentage points	0.83	3.04	(2.21 percentage points )
Basic earnings per share (RMB Yuan)	0.219	0.048	353.6	0.055	0.204	(73.0)
Diluted earnings per share (RMB Yuan)	0.219	0.048	353.6	0.055	0.204	(73.0)

Note:

The Company sold its major oil & gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) to China Oil&Gas Pipeline Network Corporation (“PipeChina”) for its equity interests and corresponding cash consideration. On September 30, 2020, all of the conditions precedent set out in the Transaction Agreements have been satisfied, and the corresponding ownership and risk were passed to PipeChina. (Please see Section 3.6 for details)

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

			Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,566,916	2,733,190	(6.1)
Equity attributable to equity holders of the Company	1,210,550	1,230,428	(1.6)

Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year (%)
Net cash flows from operating activities	163,303	239,396	(31.8)

						Unit: RMB Million
	For the three months ended September 30 (July-September)			For the nine months ended September 30 (January-September)
Items	2020	2019	Changes over the same period of the preceding year (%)	2020	2019	Changes over the same period of the preceding year (%)
Operating income	497,125	618,143	(19.6)	1,426,170	1,814,402	(21.4)
Net profit attributable to equity holders of the Company	40,050	8,862	351.9	10,064	37,282	(73.0)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	8,586	10,272	(16.4)	(23,204)	40,658	(157.1)
Weighted average return on net assets (%)	3.34	0.73	2.61 percentage points	0.82	3.06	(2.24) percentage points
Basic earnings per share (RMB Yuan)	0.219	0.048	351.9	0.055	0.204	(73.0)
Diluted earnings per share (RMB Yuan)	0.219	0.048	351.9	0.055	0.204	(73.0)

Unit: RMB Million
Non-recurring profit/loss items	For the nine months ended September 30, 2020 profit/(loss)
Net loss on disposal of non-current assets	(1,545)
Government grants recognised in the income statement	381
Reversal of provisions for bad debts against receivables	22
Net profit or loss on disposal of associated companies and joint ventures	4
Net profit or loss arising from disposal of subsidiary	331
Net profit arising from restructuring of pipeline assets	45,820
Other non-operating income and expenses	2,678

Sub-total	47,691

Tax impact of non-recurring profit/loss items	(14,404)
Impact of non-controlling interests	(19)

Total	33,268

2.1.3	Differences between CAS and IFRS

✓ Applicable      ☐ Inapplicable

The consolidated net profit for the nine months ended September 30, 2020 under IFRS and CAS were RMB20,678 million and RMB20,675 million, respectively, with a difference of RMB3 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,360,985 million and RMB1,361,249 million, respectively, with a difference of RMB264 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (中國石油天然氣集團公司, now renamed 中國石油天然氣集團有限公司 on 19 December 2017, “CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2

Total Number of Shareholders, Shareholdings of Top Ten Shareholders and Shareholdings of Top Ten Holders of Marketable Shares (or Holders of Shares Without Selling Restrictions) as at the End of the Reporting Period

Number of shareholders as at the end of the reporting period	706,651 shareholders including 700,383 holders of A shares and 6,268 holders of H shares (including 148 holders of the American Depository Shares)

Shareholdings of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of Shareholdings (%)	Number of shares held		Number of shares with selling restrictions	Number of pledged or frozen shares
CNPC	State-owned Legal Person	80.25	146,882,339,136	(1)	0	0
HKSCC Nominees Limited(2)	Overseas Legal Person	11.42	20,894,384,550	(3)	0	0
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	State-owned Legal Person	2.09	3,819,972,916		0	3,819,972,916
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	State-owned Legal Person	1.12	2,051,488,603		0	2,051,488,603
China Securities Finance Corporation Limited	State-owned Legal Person	0.62	1,139,138,704		0	0
China Metallurgical Group Corporation	State-owned Legal Person	0.31	560,000,000		0	0
China Baowu Steel Group Corporation Limited	State-owned Legal Person	0.23	425,874,926		0	0
Hong Kong Securities Clearing Company Limited (“HKSCC”)(4)	Overseas Legal Person	0.18	322,347,283		0	0
Ansteel Group Corporation	State-owned Legal Person	0.12	220,000,000		0	0
Central Huijin Asset Management Ltd.	State-owned Legal Person	0.11	206,109,200		0	0

Shareholdings of the top ten shareholders without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	146,882,339,136	A shares
HKSCC Nominees Limited	20,894,384,550	H shares
CNPC-CSC-17 CNPC E2 Pledge and Trust Special Account	3,819,972,916	A shares
CNPC-CSC-17 CNPC EB Pledge and Trust Special Account	2,051,488,603	A shares
China Securities Finance Corporation Limited	1,139,138,704	A shares
China Metallurgical Group Corporation	560,000,000	A shares
China Baowu Steel Group Corporation Limited	425,874,926	A shares
Hong Kong Securities Clearing Company Limited	322,347,283	A shares
Ansteel Group Corporation	220,000,000	A shares
Central Huijin Asset Management Ltd.	206,109,200	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and HKSCC that are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes: (1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

HKSCC is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of Hong Kong Stock Exchange to hold the A shares of the Company listed on Shanghai Stock Exchange.

2.3

Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the End of the Reporting Period

☐ Applicable        ✓Inapplicable

2.4	Business Review

In the first three quarters in 2020, the global economy was in deep recession affected by the Coronavirus Disease 2019 (“COVID-19”), which in turn further loosened supply and demand balance in the international oil market. After witnessing a cliff-like drop, the international crude oil price recorded a sluggish rebound and is currently fluctuating at low level. There was a significant decrease in the average international oil prices as compared with the same period of last year, in which the average spot price of North Sea Brent crude oil and the average spot price of the West Texas Intermediate (“WTI”) crude oil were US$40.99 per barrel and US$38.13 per barrel, representing a decline of 36.5% and 33.2% as compared with the same period of last year, respectively. As China managed to bring COVID-19 under effective control, the domestic macro-economic operation has been recovering steadily with signs of improvement quarter-by-quarter and there was a change in the domestic economic growth in the first three quarters from negative growth to positive growth. According to the data published by the National Bureau of Statistics of China, the gross domestic product (GDP) in the third quarter recorded a 2.7% increase on a quarter-on-quarter basis and a 4.9% increase on a year-on-year basis, and there was also a 0.7% growth in the GDP of the first three quarters as compared with the same period of last year. In addition, the imbalance between the supply and demand arising from the abundant production capability in the domestic refined products market was further widened. There was also a drop in the demand growth in the natural gas market, but the situation of supply over demand is changing better.

In facing of the complicated and severe economic landscape within and outside China, the Group maintained the strategic strength, strengthened the bottom-line thinking, adhered to high-quality development, while sticking to law-abiding and compliant corporate governance following the governance principles of professional development, market-oriented operation, lean management and integrated planning. The Group paid more attention to green and low-carbon development, digital transformation, intelligent development and value creation to promote quality and profitability improvement. The Group coordinated the prevention and control of COVID-19 and facilitating its production and operation and also its reform and development. Pipeline assets restructuring was completed smoothly based on the market-oriented principle. The Group continued to promote the modernisation of its corporate governance system and capability and proactively took special actions to improve quality and profitability. As a result, the Group maintained stable production and operation under control.

In the first three quarters of 2020, the average realised price for crude oil of the Group was US$40.06 per barrel, representing a decrease of 34.9% as compared with the same period of last year, of which the domestic realised price was US$41.43 per barrel, representing a decrease of 32.5% as compared with the same period of last year. The average realised price for natural gas was US$4.61 per thousand cubic feet, representing a decrease of 16.0% as compared with the same period of last year, of which the domestic realised price was US$5.25 per thousand cubic feet, representing a decrease of 11.6% as compared with the same period of last year. In light of the adverse situation arising from the sharp fall in oil and gas prices, the Group facilitated the implementation of initiatives to improve both quality and profitability and enhanced its control over capital expenditure and also costs and expenses. There was a 7.8% year-on-year decrease in the capital expenditure in cash, a 10.7% year-on-year decrease in the unit oil and gas lifting cost, a 4.3% year-on-year decrease in employee compensation costs and a 7.9% year-on-year decrease in the selling and administrative expenses. The operating results of the first three quarters returned from negative to positive. According to IFRS, the Group generated a revenue of RMB1,426,170 million and a net profit attributable to owners of the Company of RMB10,067 million. The operating results have been improving on a quarter-by-quarter basis, which is evidenced by the fact that the net profit attributable to owners of the Company realised in the third quarter stood at RMB40,050 million, representing a substantial quarter-on-quarter increase of RMB53,803 million from the previous loss, or a substantial increase of RMB21,803 million from the previous loss after excluding the profit generated from pipeline assets restructuring. The financial position of the Group was generally stable. The free cash flows turned positive in the first three quarters of 2020 from negative in the first half of 2020.

In respect of domestic exploration and production business, the Group continued to optimise the deployment of its exploration activities and to strengthen its comprehensive geological research and the risk exploration target research. By focusing on launching sizeable and profitable exploration activities in large basins and key areas, the Group made important discoveries and strategic breakthroughs in Tarim, Sichuan, Junggar, Erdos and other basins. In adhering to the practice of stressing both the production quantity and profitability, the Group on one hand secured the stable production in the existing oil fields and on the other hand focused on building up its centralised production capacity in a sizeable and profitable manner so as to strictly control its investments as well as production and operating costs, and in turn to promote improvements in terms of both production and proficiency. For overseas operation, in addition to coordinate the safe and stable operation of its existing projects and the development of new projects, the Group also stepped up its efforts in the prevention and control of risks, including those arising from COVID-19. In the first three quarters of 2020, the crude oil output from the Group amounted to 701.2 million barrels, representing an increase of 2.7% as compared with the same period of last year. The marketable natural gas output of the Group amounted to 3,079.8 billion cubic feet, representing an increase of 6.5% as compared with the same period of last year, of which the domestic marketable natural gas output of the Group amounted to 2,907.4 billion cubic feet, representing an increase of 8.2% as compared with the same period of last year. The oil and gas equivalent output was 1,214.6 million barrels, representing an increase of 4.3% as compared with the same period of last year, of which the domestic oil and gas equivalent output was 1,044.7 million barrels, representing an increase of 4.0% as compared with the same period of last year. The overseas oil and gas equivalent output was 169.9 million barrels, representing an increase of 6.2% as compared with the same period of last year. The unit oil and gas lifting cost was US$10.07 per barrel, representing a decrease of 10.7% as compared with the same period of last year. Due to the combined effect of factors such as the decrease in price of crude oil and increase in the sales volume of crude oil and natural gas, the exploration and production segment generated an operating profit of RMB20,000 million, representing a decrease of 74.0% as compared with RMB76,935 million for the same period of last year. In the third quarter of 2020, the exploration and production segment generated an operating profit of RMB9,649 million, representing a quarter-on-quarter increase of RMB14,181 million in profit from the loss of the second quarter of 2020.

In respect of refining and chemicals business, the Group strengthened its production and operation by optimising the connection between production and sales in order to ensure a safe and stable operation in circumstances where production facilities were operated in low load. At the same time of adhering to the market-oriented approach, the Group also proactively promoted the reduction of refined products and the increase in chemical products with an aim to optimise its product structure through dynamic adjustment and, in turn, to increase the output of value-added products. The Group also intensified its efforts in controlling its costs and expenses as a mean to improve its competitiveness in cost. In the first three quarters of 2020, the Group processed a total amount of 877.3 million barrels of crude oil, representing a decrease of 3.2% as compared with the same period of last year. The Group produced 80.192 million tons of gasoline, diesel and kerosene, representing a decrease of 7.4% as compared with the same period of last year. The output of chemical products amounted to 21.511 million tons, representing an increase of 14.4% as compared with the same period of last year. Due to the combined effect of factors such as the decrease in demand, the fall in price, the reduction in margin and also the decline in profit from inventories prevailing in the domestic refined oil market, the refining and chemicals segment recorded in the first three quarters in 2020 an operating loss of RMB1,668 million, representing a decrease of 118.5% as compared with RMB9,004 million in profit for the same period of last year, of which the refining operations recorded an operating loss of RMB8,270 million, representing a decrease of 256.6% as compared with RMB5,281 million in profit for the same period of last year, and the chemicals operations achieved an operating profit of RMB6,602 million, representing an increase of 77.3% as compared with RMB3,723 million for the same period of last year. In the third quarter of 2020, the refining and chemicals segment generated an operating profit of RMB8,872 million, representing a quarter-on-quarter increase of RMB10,703 million in profit from the loss of the second quarter of 2020.

In respect of marketing business, the Group adopted proactive actions to cope with adversities arising from the decline in market demand, which included intensifying its sales efforts, diligently improving price realisation rate and stringently controlling its marketing costs. Through enhancing the coordination between production and sales, the Group was able to effectively control its inventory scale. Further, the Group made flexible adjustments to its product export based on changes prevailing in the market as well as the change in prices in order to improve the overall profitability of the industry chain. In the first three quarters of 2020, the marketing segment sold 120.645 million tons of gasoline, kerosene and diesel, representing an decrease of 13.0% as compared with the same period of last year, of which the marketing segment domestically sold 77.837 million tons of gasoline, kerosene and diesel, representing an decrease of 12.9% as compared with the same period of last year. However, due to the impact brought by factors such as the decrease in sales volume, fall in price and decline in profit from inventories prevailing in domestic refined oil market, the marketing segment recorded an operating loss of RMB4,936 million, representing an increase in loss of RMB3,487 million as compared with RMB1,449 million for the same period of last year. In the third quarter of 2020, the marketing segment generated an operating profit of RMB7,956 million, representing a quarter-on-quarter increase of RMB4,262 million from the second quarter of 2020.

In respect of natural gas and pipeline business, by following the market-oriented and profitability-focused approach, the Group proactively conducted research and evaluation towards seasonal gas consumption pattern and market competition environment, and subsequently developed differentiated marketing strategies targeted at different regions, industries and clientele. Additionally, the Group focused on source control and conducted dynamic tracking to analyse the international gas price trend and strive to lower the natural gas procurement costs. The Group continued to enhance its effort in exploring end user markets and to improve its market shares. The Group strengthened the safety and also the management of pipeline operations, and steadily promoted the restructuring of its pipeline assets by following the market-oriented principles. In the first three quarters of 2020, due to the combined effect of factors such as the decrease in both the sales volume and price of natural gas and also the impact brought by the profit from pipeline assets restructuring, the natural gas and pipeline segment generated an operating profit of RMB57,707 million (including certain profit from pipeline assets restructuring) , representing an increase of 162.9% as compared with RMB21,950 million in profit for the same period of last year. Due to the effect from the decrease in procurement costs and reduction in procurement amount, the net loss incurred from sales of imported gas and liquified nature gas (LNG) in the natural gas and pipeline segment amounted to RMB17,548 million, representing a significant decrease in loss of RMB4,216 million as compared with the same period of last year. The Group will make further efforts in controlling loss caused by imported gas by controlling the import volume, lowering import costs together with other relevant measures. In the third quarter of 2020, the natural gas and pipeline segment generated an operating profit of RMB43,335 million, representing a quarter-on-quarter increase of RMB40,322 million from the second quarter of 2020.

Note: In 2020, in order to optimise production, operation and management, the Group shifted PetroChina Fuel Oil Company Limited and PetroChina Lubricant Company from the Marketing segment to the Refining and Chemicals segment. Accordingly, the comparative data in respect of Refining and Chemicals segment and also the Marketing segment against those of the same period of last year have been restated, which implies that the two companies mentioned above shall be deemed to have been incorporated in the Refining and Chemical segment since the earliest financial reporting period presented.

Summary of Key Operating Data for the First Three Quarters of 2020

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2020	2019
Total crude oil output	Million barrels	701.2	682.7	2.7
of which: domestic	Million barrels	560.0	556.9	0.6
overseas	Million barrels	141.2	125.8	12.2
Marketable natural gas output	Billion cubic feet	3,079.8	2,892.8	6.5
of which: domestic	Billion cubic feet	2,907.4	2,688.0	8.2
overseas	Billion cubic feet	172.4	204.8	(15.8)
Oil and natural gas equivalent output	Million barrels	1,214.6	1,165.0	4.3
of which: domestic	Million barrels	1,044.7	1,005.0	4.0
overseas	Million barrels	169.9	160.0	6.2
Processed crude oil	Million barrels	877.3	905.9	(3.2)
Gasoline, kerosene and diesel output	Thousand tons	80,192	86,583	(7.4)
of which: Gasoline	Thousand tons	34,007	37,084	(8.3)
Kerosene	Thousand tons	7,186	9,378	(23.4)
Diesel	Thousand tons	38,999	40,121	(2.8)
Gasoline, kerosene and diesel gross sales	Thousand tons	120,645	138,680	(13.0)
of which: Gasoline	Thousand tons	50,251	56,850	(11.6)
Kerosene	Thousand tons	10,264	15,020	(31.7)
Diesel	Thousand tons	60,130	66,810	(10.0)
Gasoline, kerosene and diesel domestic sales	Thousand tons	77,837	89,384	(12.9)
of which: Gasoline	Thousand tons	36,349	40,326	(9.9)
Kerosene	Thousand tons	5,402	6,423	(15.9)
Diesel	Thousand tons	36,086	42,635	(15.4)
Output of key chemical products
Ethylene	Thousand tons	4,714	4,290	9.9
Synthetic resin	Thousand tons	7,637	7,018	8.8
Synthetic fibre raw materials and polymer	Thousand tons	953	983	(3.1)
Synthetic rubber	Thousand tons	743	669	11.1
Urea	Thousand tons	1,634	919	77.8

Notes:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

Number of self-operated gas station and convenience store	Unit	As at September 30, 2020	As at December 31, 2019	Changes over the same period of the preceding year (%)
Number of self-operated gas station	station	22,523	22,365	0.7
Number of convenience store	store	20,521	20,021	2.5

3.	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

✓ Applicable    ☐ Inapplicable

Unit: RMB Million

Items	September 30, 2020	December 31, 2019	Changes (%)	Key explanation of the changes
Accounts receivable	159,664	64,184	148.8	Mainly due to corresponding cash consideration receipts from the pipeline assets restructuring for the Company sold its major oil and gas pipelines, certain gas storage facilities, LNG terminals and other related assets to PipeChina
Advances to suppliers	28,479	17,038	67.1	Mainly due to the increase in prepayments such as those for goods and materials
Other receivables	28,965	21,199	36.6	Mainly due to the pipeline assets restructuring, the one-off dividend distribution of PetroChina Pipelines Co., Ltd. in September led to the increase in dividend receivables
Long-term equity Investment	251,116	102,165	145.8	Mainly due to corresponding equity interests from the pipeline assets restructuring for the Company sold major oil and gas pipelines, certain gas storage facilities, LNG terminals and other related assets to PipeChina
Fixed Asset	436,289	703,414	(38.0)	Mainly due to the pipeline assets restructuring, the Company sold related assets to PipeChina
Goodwill	8,485	42,808	(80.2)	Mainly due to the goodwill of related pipeline companies was transferred along with the pipeline assets restructuring
Deferred tax asset	10,359	24,259	(57.3)	Mainly due to the changes of related deferred income tax expenses from pipeline assets restructuring
Other non-current assets	38,779	28,169	37.7	Mainly due to the increase in prepayments for large equipment and time deposits with maturities over one year
Taxes payable	43,554	67,382	(35.4)	Mainly due to the decrease in the outstanding amount of taxes payable as compared with that at the end of last year
Other Payables	89,865	34,699	159.0	Mainly due to the increase in accrued expenses and other business accounts payables
Other current liabilities	53,454	30,048	77.9	Mainly due to the increase of ultra short term financing bond

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2020	2019
Net investment income	45,706	7,123	541.7	Mainly due to gains recognised due to the pipeline assets restructuring
Credit losses	381	(732)	(152.0)	Mainly due to the increase in provision for bad debt of account receivable
Asset impairment losses	8,112	777	944.0	Mainly due to the increase in provision for inventory depreciation
Gains on asset disposals	929	203	357.6	Mainly due to the increase in disposal of assets with low and no efficiency
Non-operating expenses	2,165	8,051	(73.1)	Mainly due to the decrease in the loss on retirement of assets
Net cash flows from operating activities	163,303	239,396	(31.8)	Mainly due to the decrease in cash received from sales of goods and rendering of services, and changes in working capitals
Net cash flows from / (used for) financing activities	4,803	(9,151)	(152.5)	Mainly due to the increase of net borrowings

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

☐ Applicable    ✓ Inapplicable

3.3	Status of fulfilment of undertakings given by the Company and shareholders with a shareholding of 5% or more

✓ Applicable    ☐ Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfilment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2020 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

☐ Applicable    ✓ Inapplicable

3.5	Securities Investment

☐ Applicable    ✓ Inapplicable

3.6	Other Significant Events

✓ Applicable    ☐ Inapplicable

Transaction on restructuring of pipeline assets

On July 23, 2020, the Company entered into the Framework Agreement on Transaction of Oil and Gas Pipeline Relevant Assets and 10 sub-agreements including the Equity Acquisition Agreement on PetroChina Pipeline Co., Ltd., and the Production and Operation Agreement with PipeChina upon approval by sixth meeting of the Board of Directors of the Company in 2020 and forth meeting of the Supervisory Committee of the Company in 2020. The Company sold its major oil & gas pipelines, certain gas storages, LNG terminals and initial oil and gas (including its equity interests) to PipeChina for 29.9% of its equity interests and corresponding cash consideration (the “Transaction”). The consideration of the Transaction is based on the appraised value on December 31, 2019 (as the base date), taking into account factors such as the profit and loss during the transition period, subsequent adjustment events and the price at the timing of the delivery of initial oil and gas assets, which will be determined after audit.

On September 28, 2020, the Transaction was reviewed and approved by the second extraordinary general meeting of the Company in 2020, with a support rate of 99.9963%.

On September 30, 2020, all of the conditions precedent set out in the Transaction Agreements have been satisfied. The ownership and risk of the Target Assets were passed to PipeChina at 24:00 on September 30, 2020.

The total assets sold in the Transaction amounted to RMB354,075 million, the book value of net assets attributable to the owners of the Company was RMB201,428 million, and the transaction value was RMB247,248 million. As the consideration, the Company recognised a long-term equity investment of RMB149,500 million in the PipeChina, and received a consideration in cash of RMB97,748 million. For the Transaction, the Company recognised profit before taxation of RMB45,820 million and net profit after taxation of RMB32,000 million. The difference between the relevant amount and the amount set out in the circular of the Company dated 12 August 2020 on the Hong Kong Stock Exchange is mainly due to the change in price and quantity of the initial oil and gas and profits distribution to the Company in advance made by certain pipeline enterprises. The audit for closing is in the process and the final consideration and the profit arising from restructuring will be determined based on the results of audit.

For details, please refer to the announcements published by the Company on the Shanghai Stock Exchange (with the announcement numbers of Lin 2020-032, Lin 2020-041, and Lin 2020-042 respectively) and the announcements published by the Company on the Hong Kong Stock Exchange on July 23, 2020, September 28, 2020, and September 30, 2020.

Such matter does not affect the continuity of the business or the stability of management of the Group, it may have an impact on the operating results of the Group’s natural gas and pipeline business in the short term, and be conducive to the sustainable and healthy development of the Group and achieving sustainable and positive operating results in the long term.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

October 29, 2020

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Dai Houliang as the Chairman; Mr. Li Fanrong as Vice Chairman and non-executive director; Mr. Liu Yuezhen, Mr. Jiao Fangzheng and Mr. Huang Yongzhang as non-executive directors; Mr. Duan Liangwei as executive director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

Appendix

A. Financial statements for the third quarter of 2020 prepared in accordance with CAS

1.	Consolidated Balance Sheet

	September 30, 2020	December 31, 2019
ASSETS	RMB million	RMB million
Current assets
Cash at bank and on hand	106,311	110,665
Accounts receivable	159,664	64,184
Receivables financing	7,190	7,016
Advances to suppliers	28,479	17,038
Other receivables	28,965	21,199
Inventories	159,144	181,921
Other current assets	62,128	64,890

Total current assets	551,881	466,913

Non-current assets
Investments in other equity instruments	909	930
Long-term equity investments	251,116	102,165
Fixed assets	436,289	703,414
Oil and gas properties	790,219	831,814
Construction in progress	240,215	247,996
Right-of-use assets	145,673	189,632
Intangible assets	81,317	84,832
Goodwill	8,485	42,808
Long-term prepaid expenses	11,674	10,258
Deferred tax assets	10,359	24,259
Other non-current assets	38,779	28,169

Total non-current assets	2,015,035	2,266,277

TOTAL ASSETS	2,566,916	2,733,190

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

1. Consolidated Balance Sheet (Continued)

	September 30, 2020	December 31, 2019
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million
Current liabilities
Short-term borrowings	75,738	70,497
Notes payable	13,452	13,153
Accounts payable	188,697	260,102
Contracts liabilities	93,316	82,490
Employee compensation payable	12,202	10,169
Taxes payable	43,554	67,382
Other payables	89,865	34,699
Current portion of non-current liabilities	111,696	92,879
Other current liabilities	53,454	30,048

Total current liabilities	681,974	661,419

Non-current liabilities
Long-term borrowings	148,439	174,411
Debentures payable	89,379	116,471
Lease liabilities	123,947	164,143
Provisions	134,923	137,935
Deferred tax liabilities	16,306	21,418
Other non-current liabilities	10,699	12,815

Total non-current liabilities	523,693	627,193

Total liabilities	1,205,667	1,288,612

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,085	127,314
Special reserve	14,409	12,443
Other comprehensive income	(31,558)	(27,756)
Surplus reserves	197,282	197,282
Undistributed profits	720,311	738,124

Equity attributable to equity holders of the Company	1,210,550	1,230,428

Non-controlling interests	150,699	214,150

Total shareholders’ equity	1,361,249	1,444,578

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,566,916	2,733,190

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2. Company Balance Sheet

	September 30, 2020	December 31, 2019
ASSETS	RMB million	RMB million
Current assets
Cash at bank and on hand	10,208	6,636
Accounts receivable	109,591	10,072
Receivables financing	2,894	2,538
Advances to suppliers	13,895	6,980
Other receivables	17,448	8,997
Inventories	93,409	117,757
Other current assets	46,336	47,565

Total current assets	293,781	200,545

Non-current assets
Investments in other equity instruments	401	437
Long-term equity investments	447,030	402,584
Fixed assets	252,725	347,649
Oil and gas properties	577,792	599,230
Construction in progress	155,271	158,823
Right-of-use assets	67,518	107,852
Intangible assets	62,646	64,530
Long-term prepaid expenses	8,881	8,198
Deferred tax assets	2,481	14,725
Other non-current assets	14,957	10,571

Total non-current assets	1,589,702	1,714,599

TOTAL ASSETS	1,883,483	1,915,144

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

2. Company Balance Sheet (Continued)

	September 30, 2020	December 31, 2019
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million
Current liabilities
Short-term borrowings	44,779	66,027
Notes payable	11,702	12,046
Accounts payable	80,027	102,780
Contracts liabilities	58,679	54,014
Employee compensation payable	9,903	7,931
Taxes payable	26,248	42,779
Other payables	102,009	60,291
Current portion of non-current liabilities	85,255	36,799
Other current liabilities	47,662	25,882

Total current liabilities	466,264	408,549

Non-current liabilities
Long-term borrowings	58,844	110,717
Debentures payable	87,000	113,000
Lease liabilities	48,459	85,449
Provisions	99,910	95,643
Other non-current liabilities	5,232	6,511

Total non-current liabilities	299,445	411,320

Total liabilities	765,709	819,869

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	126,923	127,845
Special reserve	8,123	6,513
Other comprehensive income	723	979
Surplus reserves	186,190	186,190
Undistributed profits	612,794	590,727

Total shareholders’ equity	1,117,774	1,095,275

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,883,483	1,915,144

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

3-1. Consolidated Income Statement

	Three months ended September 30
	2020	2019
Items	RMB million	RMB million
Operating income	497,125	618,143
Less: Cost of sales	(393,546)	(501,163)
Taxes and surcharges	(48,397)	(57,508)
Selling expenses	(17,068)	(18,186)
General and administrative expenses	(13,833)	(15,440)
Research and development expenses	(3,639)	(2,854)
Finance expenses	(5,863)	(6,007)
Including: Interest expenses	5,967	7,450
Interest income	755	928
Add: Other income	2,621	3,782
Investment income	44,643	1,890
Including: Income from investment in associates and joint ventures	858	1,950
Credit (losses) / reversal	(30)	507
Asset impairment reversal	39	7
Gains on asset disposals	68	116

Operating profit	62,120	23,287

Add: Non-operating income	1,291	910
Less: Non-operating expenses	(1,935)	(3,208)

Profit before income tax	61,476	20,989

Less: Income tax expenses	(17,474)	(6,587)

Net profit	44,002	14,402

Classified by continuity of operations:
Net profit from continuous operation	44,002	14,402
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	40,050	8,862
Non-controlling interests	3,952	5,540
Earnings per share
Basic earnings per share (RMB Yuan)	0.219	0.048
Diluted earnings per share (RMB Yuan)	0.219	0.048

Other comprehensive income	(6,711)	5,134
Other comprehensive income attributable to equity holders of the Company, net of tax	(2,488)	3,321
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	39	(85)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	(233)	100
Translation differences arising from translation of foreign currency financial statements	(2,294)	3,306
Other comprehensive income (net of tax) attributable to non-controlling interests	(4,223)	1,813

Total comprehensive income	37,291	19,536

Attributable to：
Equity holders of the Company	37,562	12,183
Non-controlling interests	(271)	7,353

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

3-2. Consolidated Income Statement

	Nine months ended September 30
	2020	2019
Items	RMB million	RMB million
Operating income	1,426,170	1,814,402
Less: Cost of sales	(1,163,739)	(1,446,106)
Taxes and surcharges	(146,820)	(169,927)
Selling expenses	(49,340)	(51,087)
General and administrative expenses	(38,968)	(44,045)
Research and development expenses	(10,414)	(10,541)
Finance expenses	(19,368)	(20,035)
Including: Interest expenses	20,853	22,647
Interest income	2,151	2,821
Add: Other income	6,704	8,437
Investment income	45,706	7,123
Including: Income from investment in associates and joint ventures	1,428	6,657
Credit (losses) / reversal	(381)	732
Asset impairment losses	(8,112)	(777)
Gains on asset disposals	929	203

Operating profit	42,367	88,379

Add: Non-operating income	2,751	2,434
Less: Non-operating expenses	(2,165)	(8,051)

Profit before income tax	42,953	82,762

Less: Income tax expenses	(22,278)	(29,225)

Net profit	20,675	53,537

Classified by continuity of operations:
Net profit from continuous operation	20,675	53,537
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	10,064	37,282
Non-controlling interests	10,611	16,255
Earnings per share
Basic earnings per share (RMB Yuan)	0.055	0.204
Diluted earnings per share (RMB Yuan)	0.055	0.204

Other comprehensive income	(7,144)	8,141
Other comprehensive income attributable to equity holders of the Company, net of tax	(3,802)	4,073
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(27)	53
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	(158)	437
Translation differences arising from translation of foreign currency financial statements	(3,617)	3,583
Other comprehensive income (net of tax) attributable to non-controlling interests	(3,342)	4,068

Total comprehensive income	13,531	61,678

Attributable to：
Equity holders of the Company	6,262	41,355
Non-controlling interests	7,269	20,323

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

4-1. Income Statement

	Three months ended September 30
	2020	2019
Items	RMB million	RMB million
Operating income	287,879	331,796
Less: Cost of sales	(223,164)	(263,385)
Taxes and surcharges	(37,672)	(44,109)
Selling expenses	(12,396)	(12,638)
General and administrative expenses	(8,259)	(10,411)
Research and development expenses	(2,614)	(1,820)
Finance expenses	(5,201)	(4,875)
Including: Interest expenses	3,581	5,182
Interest income	375	332
Add: Other income	1,815	3,380
Investment income	88,592	1,527
Including: Income from investment in associates and joint ventures	1,194	1,037
Credit (losses) / reversal	(22)	499
Asset impairment reversal / (losses)	7	(1)
Gains on asset disposals	336	132

Operating profit	89,301	95

Add: Non-operating income	1,095	552
Less: Non-operating expenses	(1,618)	(1,617)

Profit / (loss) before income tax	88,778	(970)

Less: Income tax expenses	(18,133)	555

Net profit / (loss)	70,645	(415)

Classified by continuity of operations:
Net profit / (loss) from continuous operation	70,645	(415)
Net profit from discontinued operation	—	—

Earnings per share
Basic earnings / (loss) per share (RMB Yuan)	0.386	(0.002)
Diluted earnings / (loss) per share (RMB Yuan)	0.386	(0.002)

Other comprehensive income	(283)	187
Other comprehensive income attributable to equity holders of the Company, net of tax	(283)	187
(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	21	(28)
(2) Item that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	(304)	215

Total comprehensive income	70,362	(228)

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

4-2. Income Statement

	Nine months ended September 30
	2020	2019
Items	RMB million	RMB million
Operating income	801,995	1,000,923
Less: Cost of sales	(650,293)	(777,698)
Taxes and surcharges	(114,510)	(130,370)
Selling expenses	(34,609)	(35,173)
General and administrative expenses	(24,318)	(29,395)
Research and development expenses	(8,250)	(8,722)
Finance expenses	(16,304)	(14,995)
Including: Interest expenses	14,797	15,518
Interest income	726	797
Add: Other income	5,016	7,282
Investment income	106,318	20,028
Including: Income from investment in associates and joint ventures	2,586	3,247
Credit losses	(161)	764
Asset impairment losses	(1,960)	17
Gains on asset disposals	1,192	207

Operating profit	64,116	32,868

Add: Non-operating income	2,217	1,817
Less: Non-operating expenses	(4,414)	(5,989)

Profit before income tax	61,919	28,696

Less: Income tax expenses	(12,022)	(6,362)

Net profit	49,897	22,334

Classified by continuity of operations:
Net profit from continuous operation	49,897	22,334
Net profit from discontinued operation	—	—

Earnings per share
Basic earnings per share (RMB Yuan)	0.273	0.122
Diluted earnings per share (RMB Yuan)	0.273	0.122

Other comprehensive income	(256)	508

Other comprehensive income attributable to equity holders of the Company, net of tax	(256)	508

(1) Item that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(27)	27
(2) Item that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	(229)	481

Total comprehensive income	49,641	22,842

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

5. Consolidated Cash Flow Statement

	Nine months ended September 30
	2020	2019
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,587,335	2,057,566
Cash received from other operating activities	7,164	6,301

Sub-total of cash inflows	1,594,499	2,063,867

Cash paid for goods and services	(1,095,006)	(1,408,400)
Cash paid to and on behalf of employees	(94,449)	(94,856)
Payments of various taxes	(220,111)	(289,834)
Cash paid relating to other operating activities	(21,630)	(31,381)

Sub-total of cash outflows	(1,431,196)	(1,824,471)

Net cash flows from operating activities	163,303	239,396

Cash flows from investing activities
Cash received from disposal of investments	276	1,950
Cash received from returns on investments	3,701	5,095
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	251	499

Sub-total of cash inflows	4,228	7,544

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(167,035)	(187,119)
Cash paid to acquire investments	(14,639)	(27,816)

Sub-total of cash outflows	(181,674)	(214,935)

Net cash flows used for investing activities	(177,446)	(207,391)

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

5. Consolidated Cash Flow Statement (Continued)

	Nine months ended September 30
	2020	2019
Items	RMB million	RMB million
Cash flows from financing activities
Cash received from capital contributions	143	500
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	143	500
Cash received from borrowings	831,465	656,378

Sub-total of cash inflows	831,608	656,878

Cash repayments of borrowings	(774,579)	(611,154)
Cash payments for interest expenses and distribution of dividends or profits	(41,253)	(42,264)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(14,172)	(11,533)
Capital reduction of subsidiaries	—	(48)
Cash payments relating to other financing activities	(10,973)	(12,563)

Sub-total of cash outflows	(826,805)	(666,029)

Net cash flows generate from / (used for) financing activities	4,803	(9,151)

Effect of foreign exchange rate changes on cash and cash equivalents	(1,546)	2,761

Net (decrease) / increase in cash and cash equivalents	(10,886)	25,615
Add: Cash and cash equivalents at beginning of the period	86,409	85,954

Cash and cash equivalents at end of the period	75,523	111,569

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

6. Company Cash Flow Statement

	Nine months ended September 30
	2020	2019
Items	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	880,264	1,157,653
Cash received from other operating activities	5,049	33,756

Sub-total of cash inflows	885,313	1,191,409

Cash paid for goods and services	(540,116)	(746,967)
Cash paid to and on behalf of employees	(66,645)	(69,139)
Payments of various taxes	(162,965)	(201,505)
Cash paid relating to other operating activities	(26,627)	(20,038)

Sub-total of cash outflows	(796,353)	(1,037,649)

Net cash flows from operating activities	88,960	153,760

Cash flows from investing activities
Cash received from disposal of investments	13,510	7,902
Cash received from returns on investments	18,011	20,480
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	241	490

Sub-total of cash inflows	31,762	28,872

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(105,675)	(135,117)
Cash paid to acquire investments	(18,917)	(14,659)

Sub-total of cash outflows	(124,592)	(149,776)

Net cash flows used for investing activities	(92,830)	(120,904)

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

6. Company Cash Flow Statement (Continued)

	Nine months ended September 30
	2020	2019
Items	RMB million	RMB million
Cash flows from financing activities
Cash received from borrowings	269,474	288,587

Sub-total of cash inflows	269,474	288,587

Cash repayments of borrowings	(236,068)	(271,606)
Cash payments for interest expenses and distribution of dividends or profits	(23,550)	(26,023)
Cash payments relating to other financing activities	(5,535)	(6,620)

Sub-total of cash outflows	(265,153)	(304,249)

Net cash flows generate from / (used for) financing activities	4,321	(15,662)

Net increase in cash and cash equivalents	451	17,194
Add: Cash and cash equivalents at beginning of the period	4,636	13,109

Cash and cash equivalents at end of the period	5,087	30,303

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Duan Liangwei	Chai Shouping

B. Financial statements for the third quarter of 2020 prepared in accordance with IFRS

1-1     Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2020	2019
	RMB million	RMB million
REVENUE	497,125	618,143

OPERATING EXPENSES
Purchases, services and other	(321,763)	(424,124)
Employee compensation costs	(34,931)	(34,987)
Exploration expenses, including exploratory dry holes	(4,424)	(4,425)
Depreciation, depletion and amortisation	(51,001)	(56,374)
Selling, general and administrative expenses	(15,929)	(17,071)
Taxes other than income taxes	(48,713)	(57,923)
Other income net	45,960	1,481

TOTAL OPERATING EXPENSES	(430,801)	(593,423)

PROFIT FROM OPERATIONS	66,324	24,720

FINANCE COSTS
Exchange gain	3,962	3,285
Exchange loss	(4,456)	(2,513)
Interest income	755	928
Interest expense	(5,967)	(7,450)

TOTAL NET FINANCE COSTS	(5,706)	(5,750)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	858	1,950

PROFIT BEFORE INCOME TAX EXPENSE	61,476	20,920
INCOME TAX EXPENSE	(17,474)	(6,583)

PROFIT FOR THE PERIOD	44,002	14,337

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income	146	(125)
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	(6,624)	5,223
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(233)	100

OTHER COMPREHENSIVE INCOME , NET OF TAX	(6,711)	5,198

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	37,291	19,535

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	40,050	8,830
Non-controlling interests	3,952	5,507

	44,002	14,337

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	37,562	12,181
Non-controlling interests	(271)	7,354

	37,291	19,535

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.219	0.048

1-2 Consolidated Statement of Comprehensive Income
	Nine months ended September 30
	2020	2019
	RMB million	RMB million
REVENUE	1,426,170	1,814,402

OPERATING EXPENSES
Purchases, services and other	(948,951)	(1,220,227)
Employee compensation costs	(95,677)	(100,015)
Exploration expenses, including exploratory dry holes	(14,993)	(16,692)
Depreciation, depletion and amortisation	(165,389)	(164,981)
Selling, general and administrative expenses	(45,812)	(49,766)
Taxes other than income taxes	(147,644)	(171,011)
Other income net	52,577	3,673

TOTAL OPERATING EXPENSES	(1,365,889)	(1,719,019)

PROFIT FROM OPERATIONS	60,281	95,383

FINANCE COSTS
Exchange gain	10,371	8,192
Exchange loss	(10,422)	(7,710)
Interest income	2,151	2,821
Interest expense	(20,853)	(22,647)

TOTAL NET FINANCE COSTS	(18,753)	(19,344)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	1,428	6,657

PROFIT BEFORE INCOME TAX EXPENSE	42,956	82,696
INCOME TAX EXPENSE	(22,278)	(29,221)

PROFIT FOR THE PERIOD	20,678	53,475

OTHER COMPREHENSIVE INCOME
Item that will not be reclassified to profit or loss
Fair value changes in equity investment measured at fair value through other comprehensive income	82	70
Items that are or may be reclassified subsequently to profit or loss
Currency translation differences	(7,068)	7,698
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(158)	437

OTHER COMPREHENSIVE INCOME, NET OF TAX	(7,144)	8,205

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	13,534	61,680

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	10,067	37,253
Non-controlling interests	10,611	16,222

	20,678	53,475

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	6,265	41,356
Non-controlling interests	7,269	20,324

	13,534	61,680

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.055	0.204

2.     Consolidated Statement of Financial Position

	September 30, 2020	December 31, 2019
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,466,723	1,783,224
Investments in associates and joint ventures	251,022	102,073
Equity investment measured at fair value through other comprehensive income	901	922
Right-of-use assets	206,624	254,736
Intangible and other non-current assets	72,601	100,663
Deferred tax assets	10,359	24,259
Time deposits with maturities over one year	6,533	120

TOTAL NON-CURRENT ASSETS	2,014,763	2,265,997

CURRENT ASSETS
Inventories	159,144	181,921
Accounts receivable	159,664	64,184
Prepayment and other current assets	119,572	103,127
Notes receivable	7,190	7,016
Time deposits with maturities over three months but within one year	30,788	24,256
Cash and cash equivalents	75,523	86,409

TOTAL CURRENT ASSETS	551,881	466,913

CURRENT LIABILITIES
Accounts payable and accrued liabilities	314,820	328,314
Contracts liabilities	93,316	82,490
Income taxes payable	5,790	7,564
Other taxes payable	37,764	59,818
Short-term borrowings	224,480	175,840
Lease liabilities	5,803	7,393

TOTAL CURRENT LIABILITIES	681,973	661,419

NET CURRENT LIABILITIES	130,092	194,506

TOTAL ASSETS LESS CURRENT LIABILITIES	1,884,671	2,071,491

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	725,325	743,124
Reserves	301,941	304,011

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,210,287	1,230,156
NON-CONTROLLING INTERESTS	150,698	214,149

TOTAL EQUITY	1,360,985	1,444,305

NON-CURRENT LIABILITIES
Long-term borrowings	237,818	290,882
Asset retirement obligations	134,923	137,935
Lease liabilities	123,947	164,143
Deferred tax liabilities	16,299	21,411
Other long-term obligations	10,699	12,815

TOTAL NON-CURRENT LIABILITIES	523,686	627,186

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,884,671	2,071,491

3.     Consolidated Statement of Cash Flows

	Nine months ended September 30
	2020	2019
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	20,678	53,475
Adjustments for:
Income tax expense	22,278	29,221
Depreciation, depletion and amortisation	165,389	164,981
Capitalised exploratory costs charged to expense	7,112	6,107
Safety fund reserve	2,063	2,846
Share of profit of associates and joint ventures	(1,428)	(6,657)
Accrual/(reversal) of provision for impairment of receivables, net	381	(732)
Write down in inventories, net	8,112	777
Loss on disposal of property, plant and equipment	2,765	3,137
Gain on disposal of other non-current assets	(44,627)	(422)
Dividend income	(18)	(46)
Interest income	(2,151)	(2,821)
Interest expense	20,853	22,647
Changes in working capital:
Accounts receivable, prepayments and other current assets	(26,998)	(37,455)
Inventories	13,240	8,782
Accounts payable and accrued liabilities	(19,555)	9,521
Contracts liabilities	10,826	15,966

CASH FLOWS GENERATED FROM OPERATIONS	178,920	269,327
Income taxes paid	(15,617)	(29,931)

NET CASH FLOWS FROM OPERATING ACTIVITIES	163,303	239,396

3.     Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2020	2019
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(160,816)	(174,364)
Acquisition of investments in associates and joint ventures	(1,411)	(1,201)
Prepayments on long-term operating leases	(2,233)	(3,330)
Acquisition of intangible assets and other non-current assets	(3,986)	(9,425)
Proceeds from disposal of property, plant and equipment	235	472
Acquisition of subsidiaries	(76)	(57)
Proceeds from disposal of other non-current assets	85	190
Interest received	2,036	2,277
Dividends received	1,665	2,818
Increase in time deposits with maturities over three months	(12,945)	(24,771)

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(177,446)	(207,391)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(597,474)	(463,182)
Repayments of long-term borrowings	(177,105)	(147,972)
Repayments of lease liabilities	(10,971)	(11,565)
Interest paid	(13,691)	(13,130)
Dividends paid to non-controlling interests	(14,172)	(11,533)
Dividends paid to owners of the Company	(13,390)	(17,601)
Purchase of non-controlling interests	(2)	(998)
Increase in short-term borrowings	624,275	491,381
Increase in long-term borrowings	207,190	164,997
Capital contribution from non-controlling interests	143	500
Capital reduction of subsidiaries	—	(48)

NET CASH FLOWS FROM/(USED FOR) FINANCING ACTIVITIES	4,803	(9,151)

TRANSLATION OF FOREIGN CURRENCY	(1,546)	2,761

Increase in cash and cash equivalents	(10,886)	25,615
Cash and cash equivalents at beginning of the period	86,409	85,954

Cash and cash equivalents at end of the period	75,523	111,569

4.    Segment Information

	Nine months ended September 30
	2020	2019
	RMB million	RMB million
Revenue
Exploration and Production
Intersegment sales	316,781	399,429
Revenue from external customers	70,757	90,047

	387,538	489,476

Refining and Chemicals
Intersegment sales	379,410	518,876
Revenue from external customers	199,194	216,111

	578,604	734,987

Marketing
Intersegment sales	206,737	245,636
Revenue from external customers	923,279	1,261,810

	1,130,016	1,507,446

Natural Gas and Pipeline
Intersegment sales	26,244	31,957
Revenue from external customers	232,154	245,254

	258,398	277,211

Head Office and Other
Intersegment sales	952	200
Revenue from external customers	786	1,180

	1,738	1,380
Total revenue from external customers	1,426,170	1,814,402

Profit/(loss) from operations
Exploration and Production	20,000	76,935
Refining and Chemicals	(1,668)	9,004
Marketing	(4,936)	(1,449)
Natural Gas and Pipeline	57,707	21,950
Head Office and Other	(10,822)	(11,057)

	60,281	95,383